EXHIBIT 99.B

                    KIEWIT DIVERSIFIED GROUP

                  Index to Financial Statements
              and Financial Statement Schedule and
              Management's Discussion and Analysis
        of Financial Condition and Results of Operations



Report of Independent Accountants

Financial Statements as of December 30, 1995 and
  December 31, 1994 and for the three years ended December 30, 1995:

  Statements of Earnings
  Balance Sheets
  Statements of Cash Flows
  Statements of Changes in Stockholders' Equity
  Notes to Financial Statements

Financial Statement Schedule for the three years ended December
30, 1995:

  II--Valuation and Qualifying Accounts and Reserves

Management's Discussion and Analysis of Financial Condition and Results of Operations

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the financial statements or in the notes thereto.


                REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and Stockholders
Peter Kiewit Sons', Inc.

We have audited the financial statements and the financial statement schedule of Kiewit Diversified Group, a business group of Peter Kiewit Sons', Inc. (as defined in Note 1 to these financial statements) as listed in the index on the preceding page of this exhibit to Form 10-K. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, when read in conjunction with the consolidated financial statements of Peter Kiewit Sons', Inc. and Subsidiaries, present fairly, in all material respects, the financial position of Kiewit Diversified Group as of December 30, 1995 and December 31, 1994 and the results of its operations and its cash flows for each of the three years in the period ended December 30, 1995 in conformity with generally accepted accounting principles. In addition, in our opinion the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information required to be included therein.



                                    COOPERS & LYBRAND L.L.P.






Omaha, Nebraska
March 19, 1996, March 19, 1996,
     except for Note 18, as to
     which the date is March 27, 1996.


                    KIEWIT DIVERSIFIED GROUP

                     Statements of Earnings
           For the three years ended December 30, 1995


(dollars in millions, except per share data)    1995    1994    1993

Revenue                                        $  580  $  537  $  267
Cost of Revenue                                  (358)   (327)   (154)
                                               ------  ------  ------
                                                  222     210     113
General and Administrative Expenses              (180)   (133)    (70)
                                               ------  ------  ------

Operating Earnings                                 42      77      43

Other Income (Expense):
 Gain on Subsidiary's Stock Transactions, net       3      54     211
 Investment Income, net                            62      30      18
 Interest Expense, net                            (23)    (36)    (11)
 Other, net                                       128      (1)     13
                                                -----   -----   -----
                                                  170      47     231

Equity Loss in MFS                               (131)   (102)    (13)
                                               ------   -----   -----
Earnings Before Income Taxes and
  Minority Interest                                81      22     261

Income Tax Benefit (Provision)                     71      10     (80)

Minority Interest in Net (Income)
  Loss of Subsidiaries                            (12)      1       -
                                               ------   -----   -----

Net Earnings                                   $  140   $  33   $ 181
                                               ======   =====   =====
Net Earnings Per Common and
  Common Equivalent Share                      $ 6.45   $1.63   $9.08
                                               ======   =====   =====

See accompanying notes to financial statements.

                    KIEWIT DIVERSIFIED GROUP

                         Balance Sheets
             December 30, 1995 and December 31, 1994


(dollars in millions)                            1995       1994

Assets

Current Assets:
 Cash and cash equivalents                      $  363    $  330
 Marketable securities                             484       754
 Receivables, less allowance of $2 and $2           81       157
 Note receivable from sale of
   discontinued operations                           -        29
 Deferred income taxes                               5        15
 Other                                              36        83
                                               -------     -----
Total Current Assets                              969      1,368

Property, Plant and Equipment, at cost:
 Land                                              17         15
 Buildings                                         61        171
 Equipment                                        717      1,254
                                               ------     ------
                                                  795      1,440
 Less accumulated depreciation
   and amortization                              (289)      (336)
                                               ------     ------

Net Property, Plant and Equipment                 506      1,104

Investments                                       459        258

Intangible Assets, net                            499        733

Other Assets                                       57         74
                                              -------     ------
                                              $ 2,490    $ 3,537
                                              =======    =======

See accompanying notes to financial statements.


                    KIEWIT DIVERSIFIED GROUP

                         Balance Sheets
             December 30, 1995 and December 31, 1994


(dollars in millions)                             1995      1994

Liabilities and Stockholders' Equity

Current Liabilities:
 Accounts payable                               $   61    $  165
 Current portion of long-term debt:
   Telecommunications                               36        26
   Other                                             4         4
 Accrued costs and billings in excess of
   revenue on uncompleted contracts                 10        37
 Accrued reclamation and other mining costs         18        20
 Other                                              88       147
                                                ------    ------
Total Current Liabilities                          217       399

Long-Term Debt, less current portion:
 Telecommunications                                264       827
 Other                                              97        72

Deferred Income Taxes                              235       306

Retirement Benefits                                 54        67

Accrued Reclamation Costs                           99       102

Other Liabilities                                  170        85

Minority Interest                                  214       448

Stockholders' Equity (Redeemable Common Stock,
 $1,151 million aggregate redemption value)
 Common equity                                   1,125     1,238
 Foreign currency adjustment                       (1)         -
 Net unrealized holding gain (loss)                 16        (7)
                                                 -----    ------
Total Stockholders' Equity                       1,140     1,231
                                                ------  --------
                                                $2,490  $  3,537
                                                ======  ========

See accompanying notes to financial statements.


                    KIEWIT DIVERSIFIED GROUP

                    Statements of Cash Flows
           For the three years ended December 30, 1995

(dollars in millions)                        1995      1994      1993

Cash flows from continuing operations:
 Net earnings                               $ 140     $  33     $  181
 Adjustments to reconcile net earnings
   to net cash provided by continuing
   operations:
   Depreciation, depletion and amortization    96       165         51
   (Gain) loss on sale of property, plant
     and equipment, and other investments      (7)       16          8
   Gain on subsidiary's stock transactions,
     net                                       (3)      (54)      (211)
   Equity (earnings) loss                     119        (7)       (13)
   Non-cash interest expense                    -        40          -
   Minority interest in subsidiaries           12       (50)        (3)
   Decline in market value of investments       -         -         25
   Retirement benefits paid                    (2)       (6)       (17)
   Deferred income taxes                     (147)      (37)        53
   Change in working capital items:
     Receivables                               11       (28)         8
     Other current assets                       -       (48)         -
     Payables                                  (3)       23         51
     Other liabilities                         69        (2)        36
   Other                                       (4)       24         27
                                           ------    ------     ------
Net cash provided by continuing
  operations                                  281        69        196

Cash flows from investing activities:
 Proceeds from sales and maturities
   of marketable securities                   408     1,610     4,155
 Purchases of marketable securities          (455)   (1,473)   (4,490)
 Acquisitions, excluding cash acquired       (229)     (207)     (146)
 Proceeds from sale of cellular properties      -       182         -
 Proceeds from sale of property, plant
   and equipment, and other investments        14         7        25
 Capital expenditures                         (82)     (450)     (139)
 Investments in affiliates                    (29)      (33)       (3)
 Acquisition of minority interest               -        (6)        -
 Deferred development costs and other         (38)      (49)      (36)
                                          -------   -------    ------
Net cash used in investing activities     $  (411)  $  (419)   $ (634)

See accompanying notes to financial statements

                    KIEWIT DIVERSIFIED GROUP

                    Statements of Cash Flows
           For the three years ended December 30, 1995

(dollars in millions)                          1995      1994      1993

Cash flows from financing activities:
 Long-term debt borrowings                     $   49    $  691    $  19
 Payments on long-term debt, including
   current portion                                (49)     (305)      (7)
 Net change in short-term borrowings                -         -      (80)
 Issuances of common stock                          2         1        8
 Issuances of subsidiaries' stock                   -        70      458
 Repurchases of common stock                       (3)      (20)     (40)
 Dividends paid                                     -         -      (17)
 Exchange of Class B&C Stock for Class D
    Stock, net                                    155        42       26
 Other                                              -        (1)       3
                                                -----     -----     ----
Net cash provided by financing activities         154       478      370

Cash flows from discontinued
  packaging operations:
 Proceeds from sales of discontinued
    packaging operations                           29         5      110
 Other cash provided by discontinued
    packaging operations                            -         -       20
                                                -----     -----     ----
Net cash provided by discontinued
  packaging operations                             29         5      130

Cash and cash equivalents of MFS at
  beginning of year                               (22)        -        -

Effect of exchange rates on cash                    2         -        -
                                                -----     -----     ----
Net increase in cash and cash equivalents          33       133       62

Cash and cash equivalents at
  beginning of year                               330       197      135
                                                -----     -----     ----
Cash and cash equivalents at end of year        $ 363     $ 330    $ 197
                                                =====     =====    =====

Supplemental disclosure of cash
  flow information:
   Taxes                                        $ 132     $  66    $  29
   Interest                                        33        39        4

Noncash investing and financing activities:
 Dividend of investment in MFS                  $ 399     $   -    $   -
 Issuance of C-TEC redeemable preferred stock
   for acquisition                                 39         -        -
 Issuances of MFS stock for acquisitions            -        71        -
 MFS stock transactions to settle contingent
  purchase price adjustment                        -         25        -

See accompanying notes to financial statements.

                    KIEWIT DIVERSIFIED GROUP

          Statements of Changes in Stockholders' Equity
           For the three years ended December 30, 1995


(dollars in millions, except per share data)        1995      1994     1993

Common equity:
 Balance at beginning of year                     $  1,238  $  1,182  $  1,017
 Issuances of stock                                      5         1         8
 Repurchases of stock                                   (3)      (20)      (40)
 Exchange of Class B&C Stock for Class
   D Stock, net                                        155        42        26
 Net earnings                                          140        33       181
 Dividend of investment in MFS                        (399)        -         -
 Dividends (per share: $.50 in 1995(a),
   $.50 in 1993)                                       (11)        -       (10)
                                                  ---------   ------    ------
   Balance at end of year                            1,125     1,238     1,182

Other equity adjustments:
 Balance at beginning of year                           (7)        9         4
 Foreign currency adjustment                            (1)        -        (4)
 Net unrealized holding gain (loss)                     23       (16)        9
                                                  --------    ------     -----
   Balance at end of year                               15        (7)        9
                                                  --------    ------     -----

Total stockholders' equity                        $  1,140  $  1,231  $  1,191
                                                  ========  ========  ========

(a) Dividend declared in 1995 but paid in January 1996.

See accompanying notes to financial statements.

                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements
(1) Basis of Presentation

   The Class B&C Stock and the Class D Stock are designed to provide stockholders with separate securities reflecting the performance of Peter Kiewit Sons', Inc.'s ("PKS") construction business and certain mining services
   ("Construction  &  Mining  Group") and  its  other  businesses
   ("Diversified Group").

   The financial statements of the Diversified Group include the financial position, results of operations and cash flows for PKS' businesses other than its Construction & Mining Group businesses, held by a wholly-owned subsidiary, Kiewit Diversified Group Inc. ("KDG") and a portion of the PKS corporate assets and liabilities and related transactions which are not separately identified with the ongoing operations of the Diversified Group or the Construction & Mining Group. These financial statements have been prepared using the historical amounts included in the PKS consolidated financial statements.

   Although the financial statements of PKS' Diversified Group and Construction & Mining Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class D Stock and Class B&C Stock are stockholders of PKS. Accordingly, the PKS consolidated financial statements and related notes should be read in conjunction with these financial statements.

(2) Summary of Significant Accounting Policies

    Principles of Group Presentation

   These financial statements include the accounts of the Diversified Group ("the Group"). The Group's and Construction & Mining Group's financial statements, taken together, comprise all of the accounts included in the PKS consolidated financial statements. The Group's enterprises include coal mining, telecommunications, data management services, energy production and timberland sales. The Group's only reportable segments are coal mining and telecommunications.

   Fifty-percent-owned mining joint ventures are consolidated on a pro rata basis. Investments in other companies in which the Group exercises significant influence over operating and financial policies are accounted for by the equity method. In addition, the Group accounts for its investments in international energy projects using the equity method. All significant intercompany accounts and transactions, except those directly between the Group and the Construction & Mining Group, have been eliminated.

   Coal Sales Contracts

   The Group's coal is sold primarily under long-term contracts with electric utilities, which burn coal in order to generate steam to produce electricity. A substantial portion of the Group's sales were made under long-term contracts during 1995, 1994 and 1993. The remainder of the Group's sales are made on the spot market where prices are substantially lower than those in the long-term contracts. As the long-term contracts expire, a higher proportion of the Group's sales will occur on the spot market.


                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

   The coal industry is highly competitive. The Group competes not only with other domestic and foreign coal suppliers, some of whom are larger and have greater capital resources than the Group, but also with alternative methods of generating electricity and alternative energy sources. Many of the Group's competitors are served by two railroads and, due to the competition, often benefit from lower transportation costs than the Group which is served by a single railroad. Additionally, many competitors have lower stripping ratios than the Group, often resulting in lower comparative costs of production.

   The Group is also required to comply with various federal, state and local laws concerning protection of the environment. The Group believes its compliance with environmental protection and land restoration laws will not affect its competitive position since its competitors are similarly affected by such laws.

   The Group and its mining ventures have entered into various agreements with its customers which stipulate delivery and payment terms for the sale of coal. Prior to 1993, one of the primary customers deferred receipt of certain commitments by purchasing undivided fractional interests in coal reserves of the Group and the mining ventures. Under these arrangements revenue was recognized when cash was received. The agreements with this customer were renegotiated in 1992. In accordance with the renegotiated agreements, there were no sales of interests in coal reserves subsequent to January 1, 1993. The Group has the obligation to deliver the coal reserves to the customer in the future if the customer exercises its option. If the option is exercised, the Group presently intends to deliver coal from unaffiliated mines and a mine in which the Group has a 50% interest. In the opinion of management, the Group has sufficient coal reserves to cover the above sales commitments.

   The Group's coal sales contracts are with several electric utility and industrial companies. In the event that these customers do not fulfill contractual responsibilities, the Group would pursue the available legal remedies.

   Telecommunications Revenues

   C-TEC Corporation's, ("C-TEC"), most significant operating groups are its local telephone service and cable system operations. C-TEC's telephone network access revenues are derived from net access charges, toll rates and settlement arrangements for traffic that originates or terminates within C-TEC's local telephone company. Revenues from telephone services and basic and premium cable programming services are recorded in the month service is provided.

   The telecommunications industry is subject to local, state and federal regulation. Consequently, the ability of the telephone and cable groups to generate increased volume and profits is largely dependent upon regulatory approval to expand customer bases, increase prices and limit expenses.

   Competition  for the cable group's services traditionally
   has  come from broadcast television, video rentals and  direct
   broadcast   satellite   received  on  home   dishes.    Future
   competition is expected from telephone companies.

   Concentration  of  credit  risk  with  respect   to   accounts
   receivable are limited due to the dispersion of customer base among geographic areas and remedies provided by the terms of contracts and statutes.


                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

   Depreciation and Amortization

   Property, plant and equipment are recorded at cost. Depreciation and amortization for the majority of the Group's property, plant and equipment are computed on accelerated and straight-line methods. Depletion of mineral properties is provided primarily on an units-of-extraction basis determined in relation to estimated reserves.

   In accordance with industry practice, certain telephone plant owned by C-TEC valued at $233 million is depreciated based on the estimated remaining lives of the various classes of depreciable property and straight-line composite rates. When property is retired, the original cost, plus cost of removal, less salvage, is charged to accumulated depreciation.


   Intangible Assets

   Intangible assets primarily consist of amounts allocated upon purchase of existing operations, franchise and subscriber lists and development costs. These assets are amortized on a straight-line basis over the expected period of benefit, which does not exceed 40 years.

   The Group reviews the carrying amount of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset.

   Pension Plans

   The Group maintains defined benefit plans primarily for packaging employees who retired prior to the disposition of the packaging operations. Benefits paid under the plans are based on years of service for hourly employees and years of service and rates of pay for salaried employees.

   Substantially  all  of C-TEC's employees  are  included  in  a
   trusteed   noncontributory   defined   benefit   plan.    Upon
   retirement, employees are provided a monthly pension based on length of service and compensation.

   The plans are funded in accordance with the requirements of the Employee Retirement Income Security Act of 1974.

   Reserves for Reclamation

   The Group follows the policy of providing an accrual for reclamation of mined properties, based on the estimated cost of restoration of such properties, in compliance with laws governing strip mining. It is at least reasonably possible that the estimated cost of restoration will be revised in the near term.

                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

   Foreign Currencies

   The   local  currencies  of  foreign  subsidiaries   are   the
   functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue and expenses are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as adjustments to stockholders' equity.

   Subsidiary Stock Sales and Issuances

   The Group recognizes gains and losses from the sales and issuances of stock by its subsidiaries.

   Earnings Per Share

   Primary earnings per share of Class D Stock have been computed using the weighted average number of shares outstanding during each year. The number of shares used in
   computing    primary  earnings  per  share  were   21,718,792,
   20,438,806   and  19,941,885 in 1995, 1994  and  1993.   Fully
   diluted earnings per share have not been presented because it is not significantly different from primary earnings per share.

   Income Taxes

   Deferred income taxes are provided on the temporary differences between the financial reporting basis and the tax basis of the Group's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications

   Where appropriate, items within the financial statements and notes thereto have been reclassified from previous years to conform to current year presentation.

   Fiscal Year

   The Group's fiscal year ends on the last Saturday in December.
   There were 52 weeks in fiscal years 1995 and 1993 and 53 weeks in the 1994 fiscal year.

   C-TEC has a calendar fiscal year.


                      KIEWIT DIVERSIFIED GROUP

                      Notes to Financial Statements

(3) MFS Spin-off

   The PKS Board of Directors approved a plan to make a tax-free distribution of its entire ownership interest in MFS Communications Company, Inc. ("MFS"), effective September 30, 1995, to the Class D stockholders (the "Spin-off") at a special meeting on September 25, 1995.

   The Spin-off was completed after PKS and KDG agreed with MFS to effect a recapitalization of MFS pursuant to which KDG exchanged a portion of the MFS Common Stock held by KDG for certain high-vote convertible preferred stock. In addition, prior to completing the Spin-off, PKS purchased additional shares of MFS Common Stock which were subsequently distributed to the Class D stockholders.

   PKS completed an exchange offer prior to the Spin-off whereby 4,000,000 shares of Class B and Class C Stock ("Class B&C Stock) were exchanged for 1,666,384 shares of Class D Stock on terms similar to those upon which Class B&C Stock can be converted into Class D Stock during the annual conversion period provided for in the Company's Certificate of Incorporation. The conversion ratio used in the exchange was calculated using final 1994 stock prices adjusted for 1995 dividends.

   After the recapitalization of MFS and the exchange offer discussed above, shares were distributed on the basis of approximately 1.741 shares of MFS Common Stock and approximately .651 shares of MFS Preferred Stock for each share of outstanding Class D Stock.

   The  net investment in  MFS distributed on September 30,  1995 was approximately $399 million.

   The results of operations of MFS have been classified as a single line item on the statements of earnings for the three years ended December 30, 1995. MFS is consolidated in the 1994 balance sheet and the 1994 and 1993 statements of cash flows.

   Operating results of MFS through September 30, 1995 and for fiscal years 1994 and 1993 are summarized as follows:

   (dollars in millions)                   1995      1994      1993

       Revenue                            $ 412     $ 287     $ 141
       Loss from operations                (176)     (136)      (31)
       Net loss                            (196)     (151)      (16)
       Group's share of loss in MFS        (131)     (102)      (13)


   Included in the income tax benefit on the statement of earnings for the year ended December 30, 1995, is $93 million of tax benefits from the reversal of certain deferred tax liabilities, recognized on gains from previous MFS stock transactions, that will not be taxed due to the Spin-off.

                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

        (4)    Corporate Activities

    Financial Structure

    Cash,   cash   equivalents  and  marketable  securities   were
    allocated between the Groups based upon the desired capital structure of the two Groups at December 28, 1991. Financial statement impacts of dividends paid to holders of Class D Stock and repurchases and issuances of Class D Stock in 1995, 1994 and 1993 were reflected in their entirety in the Diversified Group's financial statements.

    PKS, in addition to specifically attributable items, has corporate assets, liabilities and related income and expense which are not separately identified with the ongoing operations of the Group or the Construction & Mining Group. The items attributable to the Group and the Group's 50% portion of PKS is as follows:

    (dollars in millions)                       1995      1994
    Cash and cash equivalents                  $    -    $   86
    Marketable securities                          10        15
    Property, plant and equipment, net              5         5
    Other assets                                    3        14
                                               ------    ------
      Total Assets                             $   18    $  120
                                               ======    ======

    Accounts payable                           $   23    $   67
    Long-term debt, including current portion       3         7
    Other liabilities                               -         2
                                               ------    ------
       Total Liabilities                       $   26    $   76
                                               ======    ======

                                          1995      1994    1993

    Net investment income (expense)      $   -      $   7   $   6
    Other income (expense)                   -         (4)     (1)


    Corporate General and Administrative Costs

    A portion of corporate general and administrative costs has been allocated to the Group based upon certain measures of business activities, such as employment, investments and sales, which method management believes to be reasonable. These allocations were $5 million, $8 million and $10 million in 1995, 1994 and 1993. Due to a realignment of the corporate overhead departments, a portion of the administrative functions and personnel previously allocated to the Group are now located at the Group.

    Income Taxes

    All   domestic  members  of  the  PKS  affiliated  group   are
    included in the consolidated U.S. income tax return filed  by
    PKS  as  allowed by the Internal Revenue Code.   Accordingly,
    the provision for income taxes and the related payments or refunds of tax are determined on a consolidated basis.

    The   financial  statement  provision  and  actual  cash   tax
    payments  have been reflected in the Group's and Construction
    & Mining Group's financial statements in accordance with PKS' tax allocation policy for such groups. In general, such policy provides that the consolidated tax provision and related cash flows and balance sheet amounts are allocated between the Group and the Construction & Mining Group, for group financial statement purposes, based principally upon the financial income, taxable income, credits,
    preferences   and   other amounts   directly  related to the
    respective  groups.   The provision  for estimated United States
    income taxes for the Group does not differ materially from that which would have been determined on a separate return basis.

(5) Acquisitions

    During 1995, the Group and its subsidiaries acquired the entities described below. The Group has accounted for the transactions as purchases and consolidated the operating results since the acquisition dates. Purchase prices in excess of the fair market values of net assets acquired have been recorded as goodwill, in intangible assets.

    C-TEC completed the first step of an acquisition of Twin County Trans Video, Inc. ("Twin County") in May 1995. Twin County provides cable television service to 74,000 subscribers in eastern Pennsylvania. In consideration for 40% of the capital stock of Twin County, C-TEC paid $26 million in cash and issued a $4 million note of its subsidiary, C-TEC Cable Systems, Inc. In addition, C-TEC paid $11 million in consideration of a noncompete agreement. The remaining outstanding common stock of Twin County was acquired in September 1995 in exchange for $52 million stated value redeemable preferred stock of C-TEC. The preferred stock has a stated dividend rate of 5%, beginning January 1, 1996. The fair value of the preferred stock, as determined by an independent appraiser, is $39 million and is recorded in other liabilities. Goodwill of $18 million is being amortized over 10 years.

    Pursuant to a stock rights offering in August 1995, C-TEC acquired majority voting control of Mercom, Inc. ("Mercom") through the exercise of stock rights and over subscription privileges. Immediately prior to the rights offering, C-TEC owned 43% of the outstanding common stock of Mercom and accounted for it under the equity method. For the aggregate consideration of approximately $7 million, C-TEC increased its ownership interest to 62% and accordingly consolidated Mercom in its financial statements. C-TEC's total investment exceeded the underlying equity of Mercom by $11 million, which is being amortized over 15 years.

    The following unaudited pro forma information shows the results of the Group as though the C-TEC acquisitions occurred at the beginning of 1995 and 1994. These results include certain adjustments, primarily increased amortization, and do not necessarily indicate future results, nor the results of historical operations had the acquisitions actually occurred on the assumed dates.

    (in millions, except per share data)          1995      1994

    Revenue                                      $ 598     $ 574
    Net earnings                                   135        25
    Earnings per share of Class D stock           6.23      1.26



                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements


(6) Gain on Subsidiary's Stock Transactions, net

    In May 1993, MFS sold 12.7 million shares of common stock to the public at an initial offering price of $20 per share for $233 million, net of certain transaction costs. An additional 4.6 million shares were sold to the public in September 1993, at a price of $50 per share for $218 million, net of certain transaction costs. Substantially all of the net proceeds from the offerings funded MFS' growth.

    In 1994, the Group settled a contingent purchase price adjustment resulting from MFS' 1990 purchase of Chicago Fiber Optic Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group, valued at current market prices, as payment of the obligation.

    The above transactions, along with the stock issuances by MFS for acquisitions and employee stock options, reduced the Group's ownership in MFS prior to the Spin-off in 1995 to 66% and to 67% and 71% at the end of 1994 and 1993. As a result, the Group recognized gains of $3 million, $54 million and $211 million in 1995, 1994 and 1993 representing the increase in the Group's proportionate share of MFS equity. Deferred income taxes had been established on these gains prior to the Spin-off.

(7) Disclosures about Fair Value of Financial Instruments

    The following methods and assumptions were used to determine classification and fair values of financial instruments:

    Cash and Cash Equivalents

    Cash equivalents generally consist of highly liquid instruments purchased with an original maturity of three months or less. The securities are stated at cost, which approximates fair value.

    Marketable Securities and Non-current Investments

    The Group has classified all marketable securities and non-current investments not accounted for under the equity method as available-for-sale. The amortized cost of the securities used in computing unrealized and realized gains and losses is determined by specific identification. Fair values are estimated based on quoted market prices for the securities on hand or for similar investments. Net unrealized holding gains and losses are reported as a separate component of stockholders' equity, net of tax.

                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

   At   December  30,  1995  and  December  31,  1994  the  cost,
   unrealized holding gains and losses and estimated fair values of marketable securities and noncurrent investments were as follows:


                                     Unrealized    Unrealized
                         Amortized     Holding       Holding       Fair
   (dollars in millions)      Cost      Gains         Losses       Value

   1995:

   Kiewit Mutual Fund:
    Short-term government  $   99     $   1          $   -        $  100
    Intermediate term bond     76         4              -            80
    Tax exempt                130         4              -           134
    Equity                     10         2              -            12
   Equity securities            8         3              -            11
   U.S. debt securities         2         -              -             2
   Federal agency securities    8         -              -             8
   Municipal debt securities    1         -              -             1
   Corporate debt securities  134         -              -           134
   Collateralized mortgage
     obligations                -         2              -             2
                            -----     -----          -----         -----
                            $ 468     $  16          $   -         $ 484
                            =====     =====          =====         =====
   Non-current Investments:
    Equity securities       $  38     $  10          $   -         $  48
                            =====     =====          =====         =====

   1994:

   Kiewit Mutual Fund:
    Short-term government   $  42     $   -          $   1         $  41
    Intermediate term bond    202         -              4           198
    Tax exempt                  5         -              -             5
   Equity securities            4         -              1             3
   U.S. debt securities       275         -              3           272
   Federal agency securities   77         -              -            77
   Municipal debt securities    5         -              -             5
   Corporate debt securities  145         -              2           143
   Collateralized mortgage
     obligations               12         1              3            10
                             ----     -----           ----         -----
                            $ 767     $   1           $ 14         $ 754
                            =====     =====           ====         =====
   Non-current investments:
    Equity securities       $  59     $   5           $  2         $  62
                            =====     =====           ====         =====


   For debt securities, amortized costs do not vary significantly from principal amounts. Realized gains and losses on sales of marketable securities were $1 million and $2 million in 1995, $2 million and $16 million in 1994, and $29 million and $39 million in 1993.


                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

   At December 30, 1995, the contractual maturities of the debt securities are as follows:

   (dollars in millions)                  Amortized Cost  Fair Value

   U.S. debt securities:
    Less than 1 year                       $    2           $   2
                                           ======           =====
   Federal agency securities:
    Less than 1 year                       $    8           $   8
                                           ======           =====

   Municipal debt securities:
    1-5 years                              $    -           $   -
    5-10 years                                  -               -
    Over 10 years                               1               1
                                           ------           -----
                                           $    1           $   1
                                           ======           =====

   Corporate debt securities:
    Less than 1 year                       $   33           $  33
    1-5 years                                  81              81
    5-10 years                                 20              20
                                           ------           -----
                                           $  134           $ 134
                                           ======           =====

   Maturities   for  the  mutual  fund,  equity  securities   and
   collateralized mortgage obligations have not been presented as they do not have a single maturity date.

   Long-term Debt

   The fair value of debt was estimated using the incremental borrowing rates of the Group for debt of the same remaining maturities. With the exception of C-TEC, the fair value of debt approximates the carrying amount. C-TEC's Senior Secured Notes and the Credit Agreement with National Bank of Cooperatives have an aggregate fair value of $253 million.

(8) Investments

   In February 1995, CalEnergy Company, Inc. ("CE"), formerly named California Energy Company, Inc., an equity method investee, completed the purchase of Magma Power Company. The cash transaction, valued at $950 million, was partially financed by the sale of 17 million shares of CE common stock at $17 per share. As part of this offering, the Group purchased 1.5 million shares. In addition, during the second quarter of 1995, the Group purchased an additional 200,000 common shares of CE. At December 30, 1995, the Group owned 21% of CE's outstanding common stock and had a cumulative investment in CE common stock of $153 million, $37 million in excess of the Group's proportionate share of CE's equity. The excess investment is being amortized over 20 years. Equity earnings, net of goodwill amortization, were $10 million, $5 million and $7 million in 1995, 1994 and 1993. CE common stock is traded on the New York Stock Exchange. On December 30, 1995, the market value of the Group's investment in CE common stock was $211 million.




                      KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

   In 1995, 1994 and 1993, the Group also recorded dividends in kind, of $1 million, $5 million and $5 million declared by CE consisting of voting convertible preferred stock. The stock dividends brought the Group's total investment in convertible preferred stock to $65 million. In March 1995, CE exchanged the preferred stock for 9.5% Convertible Subordinated Debentures (the "Debentures") that pay interest semi-annually. The Debentures mature in December 2003 and are convertible into CE common stock at a conversion price of $18.375 per share any time prior to maturity. CE may prepay the Debentures if the share price of CE stock is at least 150% of the conversion price for any 20 trading days out of any 30 consecutive trading days.

   On  February  20,  1996  the Group exercised  1.5  million  CE options at a price of $9 per share. The transaction increased the Group's ownership interest in CE to 24%. In addition, the Group has 4.3 million options to purchase additional CE stock at prices of $11.625-$12 per share.

   The   following   is  summarized  financial   information   of
   CalEnergy Company Inc.:

   Financial Position (dollars in millions)       1995       1994

   Current assets                               $   418    $  518
   Other assets                                   2,236       613
                                                 ------     -----
      Total assets                                2,654     1,131

   Current liabilities                              564       309
   Other liabilities                              1,546       578
   Redeemable preferred stock                         -        64
                                                 ------     -----
      Total liabilities                           2,110       951
                                                 ------     -----
      Net  assets                               $   544     $ 180
                                                =======     =====



   Operations (dollars in millions)          1995      1994      1993

        Revenue                              $ 399     $ 186   $  132
                                             =====     =====   ======
        Net  income  available to
          common stockholders                $  62     $  32   $   43
                                             =====     =====   ======

   In January 1995, C-TEC purchased, for $84 million in cash, a 40% equity position in Megacable S.A. De C.V. ("Megacable"), Mexico's second largest cable television operator with 174,000 subscribers in twelve cities. C-TEC accounts for its investment using the equity method. The excess cost over the underlying assets of Megacable, approximately $94 million, is being amortized on a straight line basis over 15 years. C-TEC's share of Megacable's earnings, net of goodwill amortization was approximately a $3 million loss in 1995.

                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

   Pursuant to a joint venture agreement with CE, the Group is an equity investor with CE in the Mahanagdong geothermal power project and the Casecnan power/irrigation project in the Philippines. Both projects are under construction. To date the Group has invested $89 million in the Philippine projects. The Group also expects to be an equity investor with CE in additional geothermal projects in Indonesia. To date investments in these projects total $9 million.

   Investments also include equity securities classified as non-current and carried at the fair value of $48 million.

(9) Intangible Assets

   Intangible assets consist of the following at December 30, 1995 and December 31, 1994:

   (dollars in millions)                     1995          1994
   Goodwill                              $    199        $  466
   Franchise and subscriber lists             224           145
   Noncompete agreements                       86            15
   Licenses and rights-of-ways                  -            15
   Deferred development costs                  47            65
   Toll road franchise costs                  109            75
   Other                                        4            19
                                           ------         -----
                                              669           800
   Less accumulated amortization             (170)          (67)
                                           ------         -----
                                           $  499         $ 733
                                           ======         =====



                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

(10)    Long-Term Debt

   At December 30, 1995 and December 31, 1994, long-term debt was as follows::

   (dollars in millions)                              1995          1994

   Telecommunications:

   C-TEC Long-term Debt (with recourse only
     to C-TEC):
      Credit Agreement - National Bank for
        Cooperatives  (7.51% due 2009)               $   119       $  128

      Senior Secured Notes -
       (9.65%, due 1999)
        (includes unamortized premium of $5 and
           $6 based on imputed rate of 6.12%)            150          156

      Term Credit Agreement - Morgan Guaranty
         Trust Company
           (7% due 2002)                                  19            -

      Promissory Note - Twin County Acquisition
        (5% due 2003)                                      4            -

      Revolving Credit Agreements and Other                8            4

   MFS Long-term Debt (with recourse only to MFS):
    9.375% Senior Discount Notes, Due 2004,
     with semi-annual interest payments 1999-2004          -          549

    Notes Payable, Due 1995, (Prime plus 1.5%)             -           16
                                                       -----        -----
                                                         300          853

   Other Long-term Debt:
    9.5% to 11.1% Notes to former stockholders
      due 1996-2001                                        3            6
    6.25% to 8.75% Convertible debentures                  -            2
    Construction loans and other                          98           68
                                                       -----        -----
                                                         401          929
   Less current portion                                  (40)         (30)
                                                       -----        -----
                                                       $ 361        $ 899
                                                       =====        =====


   In March 1994, C-TEC's telephone group entered into a $135 million Credit Agreement with the National Bank for Cooperatives ("National"). The funds were used to prepay outstanding borrowings with the United States of America. Substantially all the assets of C-TEC's telephone group are subject to liens under this Credit Agreement. In addition, the telephone group is restricted from paying dividends in excess of the prior year net income.


                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

   The Senior Secured notes are collateralized by pledges of the stock of C-TEC's cable group. The notes contain restrictive covenants which require, among other things, specific debt to cash flow ratios.

   Mercom, a consolidated subsidiary of C-TEC, has pledged the common stock of its operating subsidiaries as collateral for the Term Credit Agreement ("Agreement") with Morgan Guaranty Trust Company ("Morgan"). In addition, a first lien on certain material assets of Mercom and its subsidiaries has been granted to Morgan. The Agreement contains a restrictive covenant which requires Mercom to maintain a specified debt to cash flow ratio.

   In  connection  with  the acquisition  of  Twin  County  Trans
   Video, Inc., C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC, issued a $4 million 5% promissory note.
   The note is unsecured.

   C-TEC's cable group has Revolving Credit agreements which are collateralized by a pledge of the stock of the cable group subsidiaries. At December 30, 1995, the borrowings available under the agreement total $12 million. The commitments are reduced on a quarterly basis through maturity in September 1996. The cable group had borrowings of $7 million (6.7% weighted average interest rate) as of December 1995.

   The convertible debentures are convertible during October of the fifth year preceding their maturity date. Each annual series may be redeemed in its entirety prior to the due date except during the conversion period. Debentures were converted into 69,022, 12,594 and 14,322 shares of Class D common stock in 1995, 1994, and 1993. As a part of the exchange offer completed prior to the MFS Spin-off, all holders of 1990 and 1991 debentures and 1993 D debentures converted their debentures into Class C and Class D common stock.

   Other long-term debt consists primarily of construction financing of a privately owned toll road which will be converted to term debt upon completion of the project. Variable interest rates on this debt ranged from 7% to 10% at December 30, 1995. The Group capitalized $7 million of interest in 1995.

   Scheduled maturities of long-term debt through 2000 are as follows (in millions): 1996 - $40; 1997 - $56; 1998 - $62;
   1999 - $61 and $13 in 2000.

                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

(11)    Income Taxes

   An  analysis  of  the  income tax benefit  (provision)  before minority interest for the three years ended December 30,  1995 follows:

   (dollars in millions)               1995      1994      1993
   Current:
    U.S. federal                   $   (69)  $  ( 21)  $   (24)
    Foreign                             (4)       (2)        -
    State                               (3)       (4)       (3)
                                    ------   -------   -------
                                       (76)      (27)      (27)
   Deferred:
    U.S. federal                       140        27       (53)
    Foreign                              3         4         -
    State                                4         6         -
                                    ------    ------    ------
                                       147        37       (53)
                                    ------    ------    ------
                                    $   71    $   10    $  (80)
                                    ======    ======    ======


   The United States and foreign components of earnings for tax reporting purposes, before equity loss in MFS, (recorded net of tax), minority interest and income taxes follow:

   (dollars in millions)               1995     1994       1993

   United States                     $  211     $ 123     $ 274
   Foreign                                1         1         -
                                     ------     -----     -----
                                     $  212     $ 124     $ 274
                                     ======     =====     =====


   A reconciliation of the actual income tax benefit (provision) and the tax computed by applying the U.S. federal rate (35%) to the earnings before equity loss in MFS, (recorded net of tax), minority interest and income taxes for the three years ended December 30, 1995 follows:

    (dollars in millions)              1995      1994      1993
   Computed tax at statutory rate   $  (74)  $   (43)    $ (96)
   State income taxes                    -         -        (3)
   Depletion                             2         3         3
   Dividend exclusion                    -         2         3
   Goodwill amortization                (3)       (2)        1
   Tax exempt interest                   2         3         -
   Prior year tax adjustments           51        51        12
   MFS deferred tax                     93         -         -
   Other                                 -        (4)        -
                                     -----    ------     -----
                                    $   71   $    10  $   (80)
                                    ======   =======  =======


   Possible taxes beyond those provided on remittances of undistributed earnings of foreign subsidiaries are not expected to be material.


                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

   The components of the net deferred tax liabilities for the years ended December 30, 1995 and December 31, 1994 were as follows:

   (dollars in millions)                         1995      1994

   Deferred tax liabilities:
    Investments in securities                   $   7     $   -
    Investments in joint ventures                  37        83
    Investments in subsidiaries                     9       101
    Asset bases - accumulated depreciation        191       196
    Deferred coal sales                            39        11
    Other                                          23        24
                                                 ----     -----
   Total deferred tax liabilities                 306       415

   Deferred tax assets:
    Insurance claims                                5        10
    Compensation - retirement benefits             24        16
    Provision for estimated expenses               22        10
    Net operating losses of subsidiaries            5        84
    Alternative minimum tax credits of subsidiary   5        13
    Other                                          19        43
    Valuation allowances                           (4)      (52)
                                                 ----      ----
   Total deferred tax assets                       76       124
                                                 ----      ----

   Net deferred tax liabilities                $  230    $  291
                                               ======    ======


(12)   Employee Benefit Plans

   The Group's defined benefit pension plans cover primarily packaging employees who retired prior to the disposition of the packaging operations. The expense related to these plans was approximately $7 million, $1 million and $7 million in 1995, 1994 and 1993.

   C-TEC   maintains   a  separate  defined  benefit   plan   for
   substantially all of its employees. The prepaid cost and expense related to this plan is not significant at December 30, 1995 and December 31, 1994, and for the three years ended December 30, 1995.

   The  Group also had a long-term incentive plan, consisting  of stock  appreciation rights, for certain employees.  This  plan concluded  in 1994.  The expense related to this plan  was  $1 million in 1994 and 1993.

   Substantially all employees of the Group, with the exception of C-TEC employees, are covered under the Group's profit sharing plans. The expense related to these plans was less than $ 1 million in 1995 and $1 million in 1994 and 1993.

                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

(13)    Postretirement Benefits

   In addition to providing pension and other supplemental benefits, the Group provides certain health care and life insurance benefits primarily for packaging employees who retired prior to the disposition of certain packaging operations and C-TEC employees who retired prior to 1993. Employees become eligible for these benefits if they meet minimum age and service requirements or if they agree to contribute a portion of the cost. These benefits have not been funded.

   In March 1995, the Group settled its liability with respect to certain postretirement life insurance benefits. The Group purchased insurance coverage from a third party insurance company for approximately $14 million to be paid over seven years. The settlement did not have a material impact on the Group's financial position, or results of operations or cash flows.

   The  net  periodic  costs for health care benefits  were  less than $1 million in 1995, $1 million in 1994 and $4 million  in
   1993.   In  all years, the costs related primarily to interest
   on accumulated benefits.

   The  accrued  postretirement benefit liability as of  December
   30, 1995 was as follows:
                                                         Health
   (dollars in millions)                               Insurance

   Retirees                                              $   31
   Fully eligible active plan participants                    -
   Other active plan participants                             -
                                                         ------
      Total accumulated postretirement benefit obligation    31

   Unrecognized prior service cost                           19
   Unrecognized net loss                                     (7)
                                                          -----
       Accrued postretirement benefit liability          $   43
                                                         ======


   The unrecognized prior service cost resulted from certain modifications to the postretirement benefit plan for packaging employees which reduced the accumulated postretirement benefit obligation. The Group may make additional modifications in the future.

   A 7.7% increase in the cost of covered health care benefits was assumed for fiscal 1995. This rate is assumed to gradually decline to 6.2% in the year 2020 and remain at that level thereafter. A 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation ("APB") by less than $1 million at year-end 1995. The weighted average discount rate used in determining the APB was 6.75%.
                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

(14)    Stockholders' Equity

   PKS is generally committed to purchase all Class D Stock in accordance with the Restated Certificate of Incorporation.
   Issuances   and   repurchases  of  common  shares,   including
   conversions, for the three years ended December 30, 1995  were as follows:
                                                       D  Stock
   Shares issued in 1993                                748,026
   Shares repurchased in 1993                           841,808
   Shares issued in 1994                                777,556
   Shares repurchased in 1994                           396,684
   Shares issued in 1995                              2,675,553
   Shares repurchased in 1995                            42,147


 (15)   Industry and Geographic Data

   The Group's operations are conducted domestically in two reportable business segments: mining and telecommunications.

   In 1995, 1994 and 1993 Commonwealth Edison Company accounted for 23%, 22% and 44% of the Group's revenues


                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

   The information below summarizes the Group's operations in different industries:

   Industry  Data (dollars in millions)            1995       1994     1993

   Revenue:
     Mining                                      $   216  $    225  $    210
     Telecommunications                              325       291        48
     Other                                            39        21         9
                                                 -------  --------  --------
                                                 $   580  $    537  $    267
                                                 =======  ========  ========
   Operating earnings (loss):
     Mining                                      $   77   $     76  $     75
     Telecommunications                              37         27         6
     Other                                          (72)       (26)      (38)
                                                 ------   --------  --------
                                                 $   42   $     77  $     43
                                                 ======   ========  ========

   Identifiable assets:
     Mining                                      $  374   $   370   $   420
     Telecommunications                           1,142     2,551     1,682
     Other                                          259       118        68
     Corporate (1)                                  715       498       589
                                                 ------   -------   -------
                                                 $2,490   $ 3,537   $ 2,759
                                                 ======   =======   =======

   Capital Expenditures:
     Mining                                      $    4   $     3   $     5
     Telecommunications                              72       426       127
     Other                                            6        16         3
     Corporate                                        -         5         4
                                                 ------   -------   -------
                                                 $   82   $   450   $   139
                                                 ======   =======   =======

   Depreciation, depletion and amortization:
     Mining                                      $    7   $    11   $    12
     Telecommunications                              81       149        35
     Other                                            5         4         3
     Corporate                                        3         1         1
                                                 ------    ------    ------
                                                 $   96    $  165   $    51
                                                 ======    ======   =======

   (1)    Principally   cash,   cash    equivalents,   marketable
   securities,   notes  receivable  from  sales  of  discontinued
   operations and investments in all years.


(16)    Related Party Transaction

   The Group receives certain mine management services from the Construction & Mining Group. The expense for these services was $30 million for 1995 and $29 million for 1994 and 1993.



                    KIEWIT DIVERSIFIED GROUP

                  Notes to Financial Statements

(17)    Other Matters

   In May 1995, the lawsuit titled Whitney Benefits, Inc. and Peter Kiewit Sons' Co. v. The United States was settled. In 1983, plaintiffs alleged that the enactment of the Surface Mining Control and Reclamation Act of 1977 had prevented the mining of their Wyoming coal deposits and constituted a government taking without just compensation. In settlement of all claims, plaintiffs agreed to deed the coal deposits to the government and the government agreed to pay plaintiffs $200 million, of which Peter Kiewit Sons' Co., a KDG subsidiary, received approximately $135 million in June 1995 and recorded it in other income on the statement of earnings.

   In 1994, several former stockholders of an MFS subsidiary filed a lawsuit against MFS, KDG and the chief executive officer of MFS, in the United States District Court for the Northern District of Illinois, Case No. 94C-1381. These shareholders sold shares of the subsidiary to MFS in September 1992. MFS completed an initial public offering in May 1993. Plaintiffs allege that MFS fraudulently concealed material information about its plans from them, causing them to sell their shares at an inadequate price. Plaintiffs have alleged damages of at least $100 million. Defendants have meritorious defenses and intend to vigorously contest this lawsuit. Defendants expect that a trial will be held in 1996. Prior to the initial public offering, KDG agreed to indemnify MFS against any liabilities arising from the
   September 1992 sale; if MFS is deemed to be liable to plaintiffs, KDG will be required to satisfy MFS' liabilities pursuant to the indemnity agreement.

   The Group is involved in various other lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.

   In many pending proceedings, the Group is one of numerous defendants who may be "potentially responsible parties" liable for the cleanup of hazardous substances deposited in landfills or other sites. The Group has established reserves to cover its probable liabilities for environmental cases and believes that any additional liabilities will not materially affect the Group's financial position, future results of operations or future cash flows.

   A subsidiary of the Group, Continental Holdings Inc., remains contingently liable as a guarantor of $53 million of debt relating to various businesses which have been sold.

   The Group leases various buildings and equipment under both operating and capital leases. Minimum rental payments on buildings and equipment subject to noncancelable operating leases during the next 8 years aggregate $76 million.

   It is customary in the Group's industries to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of the Group in accordance with specified terms and conditions. As of December 30, 1995, the Group had outstanding letters of credit of approximately $35 million.

   In November 1995, C-TEC announced that it had engaged an investment banker to assist with evaluating strategic alternatives for its various business units with a view toward enhancing shareholder value. C-TEC is now planning to distribute to its shareholders in a tax-free spin-off the telephone group, the communications services group, and certain other assets. Following the spin-off, C-TEC plans to combine its remaining businesses, which will consiste of its domestic cable group, with a third party pursuant to a tax-free, stock-for-stock transaction. C-TEc has received a number of inquiries regarding its domestic cable group and is holding discussions with interested parties.

                    KIEWIT DIVERSIFIED GROUP

                           Notes to Financial Statements

(18)    Subsequent Event

   In 1996, RCN Corporation ("RCN"), a majority owned subsidiary, entered into an asset purchase agreement, along with other ancillary agreements, with Liberty Cable Company, Inc. ("Liberty") to purchase an 80 percent interest in certain private cable systems in New York City and selected areas of New Jersey.
   The transaction closed   on  March  6,  1996.   These  cable
   systems provide subscription television services using microwave frequencies. RCN deposited $27 million in an escrow account which was released on the closing date. In addition, RCN issued a $15 million promissory note that is expected to be paid during 1996.

   Under the terms of an agreement dated March 27, 1996, RCN will pay
   C-TEC approximately $123 million for certain of C-TEC's assets, including the long distance group, C-TEC International, which holds the 40% interest in Megacable, S.A. de C.V., and Residential Communications Network, a start-up joint effort with RCN which plans to provide telecommunications services to the residential market. RCN will purchase Residential Communications Network for cash in a transaction expected to close in April 1996. RCN's purchase of the other businesses for cash or C-TEC stock, at RCN's option, is expected to close in the second half of 1996. The transactions are subject to certain conditions including the receipt of all necessary regulatory approvals. The agreement with RCN contains a repurchase option under which C-TEC can reacquire the businesses if a restructuring of C-TEC's main businesses does not occur. Additionally, C-TEC retains a warrant to reacquire a six percent stake in Residential Communications Network. The agreement with RCN was approved by a special committee of the board of directors of C-TEC, composed of directors unaffiliated with either
   RCN or the Group.



                                                       SCHEDULE  II
                    KIEWIT DIVERSIFIED GROUP

         Valuation and Qualifying Accounts and Reserves

                                      Additions
                           Balance    Charged to    Amounts          Balance
                           Beginning  Costs and    Charged to         End of
(dollars in millions)     of Period   Expenses     Reserves   Other  Period

  Year ended December 30, 1995

  Allowance for doubtful
    trade accounts          $   2       $   -       $  -     $   -    $  2

  Reserves:
  Retirement benefits          67           3          (2)     (14)(a)  54

  Year ended December 31, 1994

  Allowance for doubtful
    trade accounts          $   2       $   1       $  (1)    $  -    $  2

  Reserves:
  Retirement benefits          71           2          (6)       -      67

  Year ended December 25, 1993

  Allowance for doubtful
    trade accounts           $  5        $  1       $  (4)    $  -    $  2

  Reserves:
  Retirement benefits          74          12         (17)       2      71


  (a)The Group settled its liability with respect to certain postretirement life insurance benefits by purchasing insurance coverage from a third party insurance company.


                    KIEWIT DIVERSIFIED GROUP

   Management's Discussion and Analysis of Financial Condition
                    and Results of Operations


The financial statements of the Diversified Group ("the Group") include the financial position, results of operations and cash flows for the businesses of PKS other than its construction business and certain mining service businesses, and include a portion of the corporate assets and liabilities and related transactions which are not separately identified with ongoing operations of the Group or the Construction & Mining Group. The Group's share of corporate assets and liabilities and related transactions includes amounts to reflect certain financial activities, corporate general and administrative costs, common stock transactions and income taxes. See Notes 1 and 3 to the Group's financial statements.

               Results of Operations 1995 vs. 1994

Mining. Mining revenue decreased 4% in 1995 primarily due to a decrease in spot sales. Spot sales were lower due to reduced demand in the Group's spot market area because of a mild winter and high hydro-electricity generation in the Western United States. The decrease in spot sales was partially offset by an increase in alternate source coal sales due to the acceleration of coal shipments to the current year from future years and the shift of certain coal shipments from mined coal to alternate source coal.

Direct costs, as a percentage of revenue, decreased 4% as a result of the additional alternate source coal sales.

Telecommunications.    With   the   Spin-off    of    MFS,    the
Telecommunications segment is now solely comprised of C-TEC.   C-
TEC's  primary  operations are telephone  and  cable.   In  1995,
telecommunication revenue increased 12% over 1994. Sales of the telephone group increased $7 million to $129 million, a 6%
increase over 1994. Increases in access lines for the local network service and rate increases for intrastate access traffic were primarily responsible for the improvement. Sales for the
cable  group  increased  34%  to  $127  million  in  1995.    The
acquisition   of   Twin  County  Trans  Video,   Inc.   and   the
consolidation of Mercom, Inc.'s results since August  contributed
$18  million  and  $6  million to C-TEC's revenue  in  1995.   In
addition, subscriber increases of approximately 16,000 over 1994 and rate increases effective in April 1995 account for an $8 million increase in cable revenue. Revenues from other operating groups increased $17 million, a 32% increase over 1994 primarily due to the resale of long distance telephone services to another
long distance reseller,  improvements in switched business,   800
service sales and third party revenues from C-TEC's communication services business. The arrangement with the third party reseller terminated in the second quarter of 1995. Partially offsetting C-TEC's increase in revenue was the sale of the mobile services group in 1994 which contributed $23 million in revenue that year.

C-TEC's direct costs increased $30 million or 15% in 1995. The telephone group's cost of revenue increased primarily because of higher payroll expenses and higher depreciation expense. The acquisitions of Mercom and Twin County led to a 37% increase in direct costs for the cable group. In addition, higher basic programming costs resulting from increased subscribers, channel additions and rate increases contributed to the increase.
Direct expenses for C-TEC's other operating groups increased because of costs associated with the resale of long distance services and communication services work performed for third parties.


                    KIEWIT DIVERSIFIED GROUP

   Management's Discussion and Analysis of Financial Condition
                    and Results of Operations

Partially offsetting these increases was the elimination of direct costs associated with the mobile services group.


General and Administrative Expenses. General and administrative expenses increased 35% in 1995. An increase in expenses for environmental and other legal matters was partially offset by an overall decline in C-TEC's general and administrative costs.

Gain on Subsidiary's Stock Transactions, net. The issuance of MFS stock for acquisitions by MFS and the exercise of MFS employee stock options resulted in a $3 million net gain to the Group in 1995. In 1994 the Group settled a contingent purchase price obligation resulting from MFS' 1990 purchase of Chicago Fiber Optic Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group, valued at market prices, as payment of the obligation. This transaction, along with the issuances of stock for acquisitions and employee stock options, resulted in a $28 million net gain before taxes. The Group has recognized gains and losses from sales and issuances of stock by MFS on the statement of earnings. With the Spin-off of MFS, these types of gains will no longer be recognized for MFS transactions.

Investment Income, net. Investment income increased 107% to $62 million in 1995. Improvements in interest and dividend income, equity earnings, primarily from CE and declines in losses on the sales of securities and international energy project development expenses all contributed to the increase in investment income.
Proceeds from the C-TEC rights offering and the sale of its mobile services group along with the Whitney Settlement proceeds all contributed to a higher average portfolio balance and increased interest income. The Group also recognized equity earnings, net of goodwill amortization from CE of $10 million in 1995 compared to $5 million in 1994. This increase is primarily attributable to the successful merger of Magma Energy operations into CE in 1995. In 1995, losses on the sale of securities declined 92% from 1994 primarily due to the reallocation of its portfolio from fixed rate securities to mutual fund portfolios with differing investment objectives. Developmental expenses declined 75% in 1995 primarily due to the reimbursement of prior year expenses and the capitalization of current year amounts.

Interest Expense, net. Interest expense in 1995 decreased 36% as compared to 1994. The decline is primarily due to C-TEC's prepayment of the senior secured notes in December 1994.

Other, net. In 1995, other income primarily includes settlement proceeds of $135 million from the Whitney Benefits litigation. Other income also includes gains and losses from the disposition of property, plant and equipment and other assets in 1995 and 1994.

                    KIEWIT DIVERSIFIED GROUP

   Management's Discussion and Analysis of Financial Condition
                    and Results of Operations

Equity Loss in MFS. MFS is a leading provider of communication services to business. Through its operating subsidiaries, MFS provides a wide range of high quality voice, data, network system integration and other enhanced services. The Group's losses associated with MFS continued to increase, primarily because of the accelerated expansion activities announced in 1993 and 1995. These expansion activities require significant initial development and roll out expenses in advance of anticipated revenues and continue to negatively effect the operating results of MFS. After September 30, 1995, the date of the Spin-off, the Group will no longer include MFS' results in its financial statements.

Income Tax Benefit (Provision). The effective income tax rate for 1995 differs from the statutory rate of 35% due primarily to $93 million of income tax benefits from the reversal of certain deferred tax liabilities originally recognized on gains from previous MFS stock transactions that are no longer required due to the tax-free spin-off of MFS and adjustments of prior year tax provisions. In 1994, the rate is lower than 35% primarily due to adjustments to prior year tax provisions.

               Results of Operations 1994 vs. 1993

Mining. Mining revenue increased 7% in 1994. This increase was primarily due to an increase in spot sales. Mining gross profits were 47% in 1994 and 50% in 1993.

Alternate source coal sales by Black Butte and Decker in 1994 were consistent with 1993. Alternate source coal consists of coal purchased from unaffiliated mines located in the Powder River Basin area of Wyoming and from a mine in which the Company has a 50% interest. In 1994, alternate source coal sales accounted for 33% of revenues and 50% of gross profits compared to 34% and 54% in 1993.

Telecommunications.   C-TEC generated telecommunications  revenue
for the Group of $291 million and $48 million in 1994 and 1993. The 1993 figures represent activity from the acquisition date. C-TEC's telephone group and cable group had revenue of $122 million
and  $95 million.  The mobile services group, sold in 1994,   the
long    distance   group  and   communications   services   group
generated the balance.   Overall C-TEC's revenues increased 5% in
1994.   Increases in interstate access revenues for the telephone
group, 9,300 additional subscribers for the cable group and increased business and residential market penetration for the long distance group all contributed to the increase in revenue.

The cost of revenue for C-TEC included in the Group's results was $189 million and $42 million in 1994 and 1993. The costs in 1994 are primarily attributable to the telephone group - $57 million and the cable group - $71 million. C-TEC's cost of revenue increased at a higher rate than revenue in 1994. The costs associated with developing the long distance business, primarily the opening of four new sales offices in late 1993, advertising expenses and promotional and discount campaigns designed to obtain a greater market share were the reasons for the increase.

General and Administrative Expenses. General and administrative expenses in 1994 exceeded those of 1993 by 90%. The inclusion of a full year of C-TEC's operations is responsible for the majority of the increase. Overall, C-TEC's general and administrative expenses remained fairly consistent in 1994. The remaining increase in general and administrative expenses was attributable to an increase in payroll expenses partially offset by lower professional fees.




                    KIEWIT DIVERSIFIED GROUP

   Management's Discussion and Analysis of Financial Condition
                    and Results of Operations


Gain on Subsidiary's Stock Issuances, net. In 1994, the Group settled a contingent purchase price adjustment resulting from MFS' 1990 purchase of CFO. The former shareholders of CFO accepted MFS stock previously held by the Group, valued at market prices, as payment of the obligation. This transaction, along with the MFS issuance of stock for the Cylix and Realcom acquisitions and MFS employee stock options, resulted in a $54 million pre-tax gain to the Group. Deferred taxes were provided on these gains.

Investment Income, net. The improvement in investment income was directly attributable to a decline of $22 million in losses from the sale and writedown of derivative and other securities. Partially offsetting these items was a $3 million decrease in interest and dividend income and the recognition of $4 million of developmental expenses associated with the international energy projects being jointly developed by the Group and CE.

Interest  Expense, net.  Interest expense increased significantly
in  1994.   The  interest  on  the  debt  assumed  in  the  C-TEC
acquisition, $33 million, was primarily responsible for the increase.

Other,  net.   Debt prepayment penalties incurred by  C-TEC  were
primarily responsible for the decline.

Income Tax Benefit (Provision). The effective income tax rate for 1994 and 1993 differed from the statutory rate of 35% due to adjustments of prior year tax provisions. Dividend exclusions and mineral depletion deductions also contributed to the lower effective rate in 1993.




                    KIEWIT DIVERSIFIED GROUP

             Financial Condition - December 30, 1995

The Group's working capital, exclusive of MFS, increased $66 million or 9% during 1995. The increase was mainly due to cash flows from operations, including the receipt of the Whitney settlement of $135 million and the net proceeds from stock conversions. The increase was partially offset by the use of cash for investing activities.

Investing activities include $82 million of capital expenditures, $258 million of investments, $36 million of deferred development costs and net purchases of marketable securities of $47 million. The investments primarily include C-TEC's $84 million outlay for 40% of Megacable and $37 million outlay for Twin County, KDG's $85 million investment in two Philippine power projects, $29 million purchase of CE's stock, $8 million investment in geothermal power plants in Indonesia and $6 million for a 19% interest in a healthcare software development company. The capital outlays were partially offset by $14 million of proceeds from the sale of property, plant and equipment and other investments.

Financing sources include $157 million of stock conversions and sales and $30 million for the construction financing of a privately owned toll road. Financing uses consisted of C-TEC's $27 million outlay for the net payment of long-term debt, $3 million of payments on stockholders' notes and $3 million for stock repurchases.

In 1995, the Group received the final payment ($29 million) for the sale of certain discontinued packaging operations.

In addition to the C-TEC activities described below, the Group anticipates making significant investments in its infrastructure, telecommunications and energy businesses - including its joint venture agreement with CE covering international power project development activities and searching for opportunities to acquire capital intensive businesses which provide for long-term growth. Other long-term liquidity uses include payment of income taxes and repurchasing the Group's stock. The Group's current financial condition and borrowing capacity should be sufficient for future operating and investing activities.

In October 1995, the PKS Board of Directors declared a special
$.50 per share dividend payable to Class D shareholders in January 1996.

In November 1995, C-TEC announced that it had engaged an investment banker to assist with evaluating strategic alternatives for its various business units with a view toward enhancing shareholder value. C-TEC is now planning to distribute to its shareholders in a tax-free spin-off the telephone group, the communications services group, and certain other assets. Following the spin-off C-TEC plans to combine its remaining businesses, which will consist of its domestic cable group,with a third party pursuant to a tax-free, stock-for-stock transaction. C-TEC has received a number of inquiries regarding its domestic cable group and is holding discussions with interested parties.

In March 1996, under the terms of an agreement, RCN will pay C-TEC approximately $123 million for certain of C-TEC's assets, including the long distance group, C-TEC International, which holds the 40% interest in Megacable, S.A. de C.V., and Residential Communications Network, a start-up joint effort with RCN which plans to provide telecommunications services to the residential market. RCN will purchase Residential Communications Network for cash in a transaction expected to close in April 1996. RCN's purchase of the other asset for cash or C-TEC stock, at RCN's option, is expected to close in the second half of 1996. The transactions are subject to certain conditions including the receipt of all necessary regulatory approvals. The agreement with RCN contains a repurchase option under which C-TEC can reacquire the businesses if a restructuring of C-TEC's main businesses does not occur. Additionally, C-TEC retains a warrant to reacquire a six percent stake in Residential Communications Network. The agreement with RCN was approved by a special committee of the board of directors of C-TEC, composed of directors unaffiliated with either RCN or the Group.

Also in March 1996, RCN  entered into an asset purchase
agreement, along with other ancillary agreements, with Liberty Cable Company, Inc. ("Liberty") to purchase an 80 percent interest in certain private cable systems in New York City and selected areas of New Jersey. The transaction closed on March 6,
1996.    These  cable  systems  provide  subscription  television
services  using microwave frequencies.   RCN  deposited  $27
million  in  an escrow account which was released on the  closing
date.   In addition, RCN issued a $15 million promissory  note  that is expected to be paid during 1996.